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                                                                    Exhibit 99.4

                              [BALDWIN LETTERHEAD]

FOR IMMEDIATE RELEASE

Contacts: Perry Schwartz - CFO                     Ken DiPaola or Joel Pomerantz
             Baldwin Piano                             The Dilenschneider Group
             513-576-4518                              212-922-0900


                  BALDWIN PIANO REPORTS SECOND QUARTER RESULTS

                     Net Sales Up 8% Before One-Time Items;
            Asian Piano Imports Put Pressure on Low-End Piano Margins

                      Strong Gains in Contract Electronics

         LOVELAND, OH, July 22, 1998 -- Baldwin Piano & Organ Company (NASDAQ:
BPAO) today announced results for the second quarter and six months ended June 30, 1998.
         Net sales for the second quarter rose 8 percent to $32.1 million. A year ago, the company reported second-quarter net sales of $29.7 million excluding non-recurring sales of $12.7 million related to the phase out of dealer consignment sales.
         Baldwin reported net earnings for the second quarter of $172,000, or 5 cents per diluted share, compared with $1.6 million, or 47 cents per diluted share, a year ago. Setting aside the net impact of last year's non-recurring item, second-quarter net earnings per diluted share would have been 5 cents for 1998, versus 16 cents last year.
         Net sales for the first half of 1998 grew 12 percent to $63.8 million, versus comparable sales of $57.0 million for the first six months of 1997 which exclude $12.7 million of non-recurring sales. Net earnings for the first half of 1998 were $541,000,

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or 15 cents per diluted share, compared with net earnings excluding non-recurring items of $906,000, or 26 cents per diluted share, for the first half of last year.

         Commenting on the results, Karen L. Hendricks, president, chairman and chief executive officer of Baldwin said, "Our Asian competitors have experienced a dramatic drop in their domestic sales as a result of the financial crisis there, prompting them to reduce prices and step-up exports to the U.S. market. While sales of our grand pianos, which comprise the majority of Baldwin's piano business, remained very strong, pricing pressures narrowed our margins on low-end vertical pianos, resulting in lower second-quarter earnings compared with a year ago. In the face of continuing price competition, Baldwin intends to aggressively defend its market share.
         "Contract electronics sales once again grew at a healthy pace. Second-quarter sales rose 24 percent to $11.0 million, up from $8.9 million a year ago. New contracts represented 13 percent of this growth. Through the first half of 1998, contract electronics sales have grown 28 percent compared with the first six months of 1997. Our strategy of building strategic alliances with core customers in carefully selected market niches and aggressively pursuing "under-outsourced" market segments has created a customer mix that differs from our competitors in a positive way. As a result, Baldwin's contract electronics business was insulated from many of the fluctuations felt by other contract electronics manufacturers in the second quarter."

         Ms. Hendricks said Baldwin's Retail Financing businesses also experienced gains in the second quarter. While reported second-quarter revenues were $2.1 million, the same as last year, FAS-125 was a much smaller factor this year. Without the impact of FAS-125, second-quarter revenues would have been 9 percent higher. The portfolio of Signature Leasing Corporation, Baldwin's new

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leasing subsidiary, grew to more than $1 million for the first time during the second quarter.
         Baldwin Piano & Organ Company has marketed keyboard musical products for 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of American's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

                                      # # #

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.


                       (See Accompanying Financial Tables)


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                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                  (In Thousands, except net earnings per share)

                                                        Three Months Ended                          Six Months Ended
                                                            June 30,                                    June 30,
                                                     --------------------------                ------------------------
                                                       1998              1997                    1998              1997
                                                     --------          --------                --------          -------
Net sales (1,2)                                      $ 32,108          $ 42,404                $ 63,795        $  69,714
Cost of goods sold (1,2)                               26,695            34,251                  53,069           56,785
                                                     --------          --------                --------        ---------
  Gross profit                                          5,413             8,153                  10,726           12,929

Interest income on installment receivables              2,077             2,098                   4,308            4,225
Other operating income, net                               321               687                     742            1,421
Selling, general and administrative (2,3)             (6,829)           (7,440)                (13,612)         (13,897)
Interest expense                                        (700)             (860)                 (1,285)          (1,656)
                                                     --------          --------                --------        ---------
  Earnings before income taxes                            282             2,638                     879            3,022
Income taxes (1,2,3)                                      110               996                     338            1,134
                                                     --------          --------                --------        ---------
  Net earnings                                       $    172          $  1,642                $    541        $   1,888
                                                     ========          ========                ========        =========
  Net earnings excluding one time events             $    172          $    549                $    541        $     906
                                                     ========          ========                ========        =========
Basic earnings per share                             $   0.05          $   0.48                $   0.16        $    0.55
                                                     ========          ========                ========        =========
Basic earnings per share excluding
   one time events                                   $   0.05          $   0.16                $   0.16        $    0.26
                                                     ========          ========                ========        =========
Diluted earnings per share                           $   0.05          $   0.47                $   0.15        $    0.54
                                                     ========          ========                ========        =========
Average number of shares outstanding                    3,450             3,428                   3,448            3,427
                                                     ========          ========                ========        =========
Diluted number of shares outstanding                    3,521             3,475                   3,520            3,474
                                                     ========          ========                ========        =========

                       CONSOLIDATED SUMMARY BALANCE SETS
                                 (In Thousands)
                                                               June 30,
                                                        1998             1997
                                                        ----             ----
Assets
  Receivables, net                                   $ 24,257         $ 28,167
  Inventories                                          47,014           40,244
  Other current assets                                  6,155            7,402
                                                     --------         --------
    Total current assets                               77,426           75,813
  Installment receivables, less current portion        15,124           12,751
  Property, plant and equipment, net                   23,326           15,533
  Other assets                                         12,761           10,590
                                                     --------         --------
     Total assets                                    $128,637         $114,687
                                                     ========         ========
Liabilities and Shareholders' Equity
  Current portion of long-term debt                  $  1,000         $ 32,020
  Other liabilities                                    14,001           14,655
                                                     --------         --------
     Total current liabilities                         15,001           46,675
  Long-term debt, less current portion                 46,330            2,900
 Other liabilities                                      6,147            6,915
 Shareholders' equity                                  61,159           58,197
                                                      -------         --------
     Total liabilities and shareholders' equity      $128,637         $114,687
                                                     ========         ========

(1) Prior year Sales and Cost of Sales included one time sales of $12.7 million and associated cost of sales related to the Company's decision to phase out of its Consignment inventory program. The sales (and associated LIFO impact) increased reported net income by 67 cents per share in the second quarter of 1997.
(2) Prior year Cost of Sales and SG&A included one time expenses associated with the Company's decision to phase out its Church Organ business. The expense reduced reported net income by 30 cents per share in the second quarter of 1997.
(3) Prior year SG&A expense included one time expenses for a proxy defense. The expense reduced reported net income by 6 cents per share for the second quarter of 1997 and 9 cents per share for the first six months of 1997.